Monthly Report - January, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					    Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $    5,896,406     5,896,406
Change in unrealized gain (loss) on open       (1,735,591)   (1,735,591)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               0             0
      obligations
   Change in unrealized gain (loss) from U.S.      24,659        24,659
      Treasury obligations
Interest Income 			           23,166        23,166
Foreign exchange gain (loss) on margin deposit     (3,478)       (3,478)
                                               ____________  ___________

Total: Income 				        4,205,162     4,205,162

Expenses:
   Brokerage commissions 		         1,163,514     1,163,514
   Management fee 			            31,708        31,708
   20.0% New Trading Profit Share 	            56,076        56,076
   Custody fees 		       	               711           711
   Administrative expense 	       	           102,598       102,598
					      ------------   -----------
Total: Expenses 		                 1,354,607     1,354,607
Net Income(Loss)			   $     2,850,555     2,850,555
for January, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (220,523.584    $     5,496,789    235,092,417    240,589,206
units) at December 31, 2014
Addition of 		 	              0        743,622        743,622
561.146 units on January 1, 2015
Redemption of 		 	              0    (2,610,180)    (2,610,180)
(2,405.504) units on  January 31, 2015*
Net Income (Loss)               $        92,215      2,758,340      2,850,555
for January, 2015
         			   -------------   -------------   -----------


Net Asset Value at January 31, 2015
(218,742.320 units inclusive
of 63.094 additional units) 	      5,589,004    235,984,199    241,573,203
				  =============  ============= ==============


		GLOBAL MACRO TRUST January 2015 UPDATE
                      Year to Date     Net Asset
Series	  January ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.14% 	   1.14%  $    1,084.07	  202,152.850 $   219,147,610
Series 2       1.19% 	   1.19%  $    1,315.88	       39.121 $        51,478
Series 3       1.21% 	   1.21%  $    1,331.34	   14,175.502 $    18,872,408
Series 4       1.68% 	   1.68%  $    1,474.50	    2,374.847 $     3,501,707

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			February 12, 2015
Dear Investor:


The Trust was profitable in January as gains from trading interest rate futures and currency forwards outpaced the losses from trading stock index futures. Trading of energy, metal and agricultural commodity futures were nearly flat.

A search for higher yields and safety, against a backdrop of disinflation, sluggish growth and numerous moves toward easier monetary policy worldwide, especially the ECB's historic QE announcement, led to sharp gains on long positions in U.S. interest rate futures across the yield curve.
Long positions in German, Italian and Japanese notes and bonds also registered small profits. A long position in short-term sterling rates was profitable as events suggested that any tightening of U.K. monetary policy would be delayed. Trading of British, French and Canadian 10-year notes was marginally unprofitable.

A solid U.S. economic outlook, generally higher relative yields, and a safe haven cachet helped the dollar advance. Consequently, long dollar positions against the euro, pound sterling, Canadian dollar, Aussie dollar, New Zealand dollar, yen, Mexican peso, Swedish krona and Turkish lira were profitable. On the other hand, a long dollar/short Swiss franc trade sustained a large loss when the Swiss National Bank unexpectedly ended the franc's peg to the euro and it soared by 15% on January 15. Cross rate trading was marginally unprofitable.

After U.S stock indexes reached record levels, the persistent strength of the dollar, disappointing earnings reports and worries about growth outside the U.S. triggered some selling of U.S. equities. As a result, long positions in American equity futures were unprofitable. A short VIX trade also posted a loss as volatility increased. A long position in British Equities and a short Korean KOSPI futures trade were unprofitable as well. On the other hand, long positions in Dutch, German, Chinese, Hong Kong and Australian equity futures produced somewhat offsetting gains.

Persistent weakness in energy prices produced profits on short WTI crude oil, RBOB gasoline, London gas oil and natural gas positions. However, these gains were offset by the loss on a short Brent crude position, sustained during a short squeeze at month-end.

Gains on short copper trades slightly outweighed minor losses from trading in aluminum, zinc, palladium, platinum and silver.

Short sugar and wheat positions were marginally negative. The gain on a short hog trade offset the loss from a long cattle position.



         			Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman